UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Solid Biosciences Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83422E105

(CUSIP Number)

June 8, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83422E105

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,513,710
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,513,710
9	Aggregate amount beneficially owned by each reporting person. 2,513,710
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 7.1%*
12	Type of reporting person OO

*	Based on 35,461,959 shares of the Issuer’s common stock outstanding as of May 1, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2018.

CUSIP No. 83422E105

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,513,710
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,513,710
9	Aggregate amount beneficially owned by each reporting person. 2,513,710
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 7.1%*
12	Type of reporting person CO

*	Based on 35,461,959 shares of the Issuer’s common stock outstanding as of May 1, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2018.

CUSIP No. 83422E105

1	Name of reporting persons. Braslyn Ltd.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 11,488
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 11,488
9	Aggregate amount beneficially owned by each reporting person. 11,488
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.0%*
12	Type of reporting person CO

*	Based on 35,461,959 shares of the Issuer’s common stock outstanding as of May 1, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2018.

CUSIP No. 83422E105

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,525,198
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,525,198
9	Aggregate amount beneficially owned by each reporting person. 2,525,198
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 7.1%*
12	Type of reporting person IN

*	Based on 35,461,959 shares of the Issuer’s common stock outstanding as of May 1, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2018.

CUSIP No. 83422E105

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 40,280
	6	Shared voting power. -0-
	7	Sole dispositive power. 40,280
	8	Shared dispositive power. -0-
9	Aggregate amount beneficially owned by each reporting person. 40,280
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.0%*
12	Type of reporting person OO

*	Based on 35,461,959 shares of the Issuer’s common stock outstanding as of May 1, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2018.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G initially filed on May 18, 2018 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), Joe Lewis and MVA Investors, LLC (“MVA Investors”). This Amendment No. 1 is an original filing for Braslyn Ltd. (“Braslyn,” together with Boxer Capital, Boxer Management, Joe Lewis and MVA Investors, the “Reporting Persons”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.

Item 1(a). Name of Issuer:

Solid Biosciences Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

141 Portland Street, Fifth Floor

Cambridge, MA 02139

Item 2(a). Name of Person Filing:

This Schedule 13G is jointly filed by Boxer Capital, Boxer Management, Braslyn, Joe Lewis and MVA Investors (together with Boxer Capital, Boxer Management, Brasyln and Joe Lewis, the “Reporting Persons”). Boxer Management is the managing member and majority owner of Boxer Capital. Joe Lewis is the sole indirect beneficial owner of and controls Boxer Management and Braslyn. MVA Investors is the independent, personal investment vehicle of certain employees of Boxer Capital, and is controlled by employees of Boxer Capital that are members of MVA Investors. As such, MVA Investors is not controlled by any of the other Reporting Persons.

Item 2(b). Address of Principal Business Office, or, if none, Residence:

The principal business address of Boxer Capital and MVA Investors is: 11682 El Camino Real, Suite 320, San Diego, CA 92130. The principal business address of Boxer Management, Braslyn and Joe Lewis is: Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

Item 2(c). Citizenship:

Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is a corporation organized under the laws of the Bahamas. Braslyn is a corporation organized under the laws of the Bahamas. Joe Lewis is a citizen of the United Kingdom. MVA Investors is a limited liability company organized under the laws of Delaware.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e). CUSIP Number:

83422E105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned:

Boxer Capital and Boxer Management beneficially own 2,513,710 shares of Common Stock. Braslyn beneficially owns 11,488 shares of Common Stock. Joe Lewis beneficially own 2,525,198 shares of Common Stock. MVA Investors beneficially owns 40,280 shares of Common Stock. The Reporting Persons may be deemed to beneficially own 2,565,478 shares of Common Stock in the aggregate.

(b) Percent of class:

The shares of Common Stock beneficially owned by Boxer Capital and Boxer Management represent 7.1%* of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Braslyn represent 0.0%* of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Joe Lewis represent 7.1%* of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock beneficially owned by MVA Investors represent 0.0%* of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock owned by the Reporting Persons in the aggregate represent 7.2%* of the Issuer’s outstanding shares of Common Stock.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

MVA Investors has sole power to vote or to direct the vote of the 40,280 shares of Common Stock it beneficially owns.

(ii) Shared power to vote or to direct the vote:

Boxer Capital and Boxer Management have shared power to vote or to direct the vote of the 2,513,710 shares of Common Stock they beneficially own. Braslyn has shared power to vote or to direct the vote of the 11,488 shares of Common Stock it beneficially owns. Joe Lewis has shared power to vote or to direct the vote of the 2,525,198 shares of Common Stock he beneficially owns.

(iii) Sole power to dispose or to direct the disposition of:

MVA Investors has sole power to dispose or to direct the disposition of the 40,280 shares of Common Stock it beneficially owns.

(iv) Shared power to dispose or to direct the disposition of:

Boxer Capital and Boxer Management have shared power to dispose or to direct the disposition of the 2,513,710 shares of Common Stock they beneficially own. Braslyn has shared power to dispose or to direct the disposition of the 11,488 shares of Common Stock it beneficially owns. Joe Lewis has shared power to dispose or to direct the disposition of the 2,525,198 shares of Common Stock he beneficially owns.

*	All percentages are based on 35,461,959 shares of Common Stock outstanding as of May 1, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2018.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Only Boxer Capital has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by Boxer Capital. Only Braslyn has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by Braslyn. Only MVA Investors has the right to receive dividends and the proceeds from sale of the shares of Common Stock held by MVA Investors.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement, dated June 15, 2018, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2018

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

BRASLYN LTD.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory